SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For   22 February 2016

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Group")
Publishes Preliminary Results for Year Ended December 31st 2015

22 February 2016

2015 Key Highlights:

• Underlying profit of €1.2bn, 30% increase over 2014; all trading divisions profitable
• Continued to be largest lender to the Irish economy in 2015
• Group new lending up >40% on 2014 to €14.2bn
• Group loans grew in 2015; net new lending of €3.9bn in core loan books
• Reduced non-performing loans by a further €3.8bn in 2015
• Increased TNAV per share by c.12% to 24.1c
• Increased fully loaded CET1 ratio by 200bps to 11.3%; 500bps increase over past 2 years
• Redeemed 2009 Preference Shares at the earliest possible opportunity
• Restored to Investment Grade by Moody's, Standard & Poor's and Fitch
• Maintaining progress towards dividend capacity - updated distribution policy in place

CEO Comment: Richie Boucher, Bank of Ireland Group CEO, commented:

"All of our trading divisions are profitable and contributed to our strong financial performance during the period. We continued to be the largest lender to the Irish economy, providing €6.9 billion of new credit to personal and business customers in 2015. With our strong franchises, we are well positioned to meet credit demand which is recovering as the Irish economy grows and confidence returns. We generated an underlying profit before tax of €1,201 million in 2015, 30% higher than the equivalent figure in 2014 of €921 million.

The Group continues to generate capital at a significant pace, with a 200 basis points increase to 11.3% in our fully loaded Common equity tier 1 ratio during 2015. We have maintained our progress towards dividends and have updated our distribution policy.  The strength and momentum in our businesses gives us confidence in the Group's prospects and in our ability to continue to focus on our duty to responsibly develop our profitable, long term businesses and better serve our customers, in a way that delivers attractive sustainable returns to our shareholders."

Ireland - Leading bank in a growing economy:

• Largest lender to the Irish economy with new lending of €6.9 bn in 2015
• #1 or #2 market positions in all principal product lines
• Ireland's #1 business bank; >50% share of new SME/agri lending; new business volumes up 17% on 2014
• Irish mortgage business successfully focussed on fixed rate products (c.65% of H2 2015 lending); new lending volumes of c.€1.4 bn in 2015; 31% share of new business in H2 2015
• 27% share of savings market
• Ireland's only bancassurer - 23% share of life assurance market
• Ireland's #1 bank for larger businesses - new lending volumes of c.€1.8bn in 2015; continue to win>50% share of banking relationships with new FDI entrants to Ireland

International - providing further attractive opportunities for growth:

• With our key Post Office partner, a leading UK consumer bank with >2m customers
• Growth supported by launch of "Post Office Money" brand during the year
• Continue to be #1 player in UK consumer foreign exchange
• UK mortgage book now growing
• Commenced new long term partnership with AA, complementary to Post Office partnership
• AA/ Post Office top 2 most trusted brands in the UK
• Pick up in credit demand in Northern Ireland; Northridge asset finance business performed well
• Strong performance from international acquisition finance business

Investing in today's requirements and building for the future:

• 65% of personal current accounts now digitally active vs 48% 2 years ago

•   Investing in our branch network to meet changing customer preferences; >70% of customers now use self-service options in branches vs 9% in 2011; OTC transactions in branch now account for <4% of total retail transactions

• Life online - launched to enhance life assurance customer experience

•   Ireland's #1 business bank - investing to sustain our advantages; Dedicated e-portal, Thinkbusiness.ie, launched to enhance Irish small business offering; Supporting start-up businesses through our Startlab incubator programme; FX pay - online platform launched to support our Irish business fx customers

• BIFdrive, new motor dealer on-line system, supporting our #1 position in vehicle finance market
• Rome, award winning UK mortgage platform, successfully launched for intermediaries
• Continue to invest in core platforms, which underpin our propositions

Key Financial Highlights:

Group Income Statement

• Increased underlying PBT by 30% to €1,201m
• Increased total income by 10%
• Improved NIM by 8bps
• Remain focused on tight cost control whilst continuing to invest in people, infrastructure and the changing customer requirements; cost / income ratio of 53%
• Customer loan impairment charge of 32bps (vs 90bps equivalent charge in 2014)
• Result includes €237m additional gains, primarily from careful management of liquid asset portfolio

Balance Sheet and Capital

• Customer loans €85bn; €3.9bn increase in core loan books
• Customer deposits - account for >90% of Group funding, predominantly retail sourced
• Robust capital ratios with strong capital accretion
o Increased fully loaded CET1 ratio by 200bps to 11.3%; 500bps in past 2 years
o Transitional CET1 ratio of 13.3%
o Total capital ratio of 18.0%
o Redeemed 2009 Preference Shares at the earliest possible opportunity
• Strong liquidity ratios
o Net Stable Funding Ratio - 119%
o Liquidity Coverage Ratio - 108%
o Loan to Deposit Ratio - 106%
• Investment grade with Moody's, Standard & Poor's and Fitch
• Updated distribution policy in place
o Aim to have a sustainable dividend and ambition is to re-commence dividend payments, in respect of financial year 2016, with the initial payment being made in the first half of 2017
o Expect dividend payments to re-commence at a modest level, prudently and progressively building, over time, towards a payout ratio of around 50% of sustainable earnings
o The dividend level and the rate of progression will reflect a range of factors

Ends

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/6972P_1-2016-2-22.pdf

For further information log on to www.bankofireland.com/investor or contact:

Bank of Ireland

Andrew Keating Group Chief Financial Officer +353 (0)766 23 5141

Mark Spain Director of Group Investor Relations +353 (0)766 23 4850

Pat Farrell Head of Group Communications +353 (0)766 23 4770
Forward-Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' 'can,' 'might,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to credit risk and to various types of market risks, such as interest rate risk and foreign exchange rate risk; the impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the Group's ability to meet customers' expectations in mobile, social, analytics and cloud technologies which have enabled a new breed of 'digital first' propositions, business models and competitors; uncertainty relating to the forthcoming UK European Union 'In / Out' referendum; failure to establish availability of future taxable profits, or a legislative change in quantum of deferred tax assets currently recognised; and difficulties in recruiting and retaining appropriate numbers and calibre of staff.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. Except as required by applicable law, the Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  22 February 2016